Part II: Activities of the Broker-Dealer Operator and its

Affiliates Item 1:   Broker-Dealer Operator Trading

Activities on the ATS

Item 6:   Activities of Service Providers

a. Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?

X☐☐Yes   ☐☐No

If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.

All personnel supporting the CODA NMS ATS are employees of its parent company, Apex FinTech Solutions Inc, but not all employees of Apex FinTech Solutions Inc, support the CODA NMS ATS. Apex FinTech Solutions Inc employees who provide accounting, operations, compliance, technology, and legal services to one or more of Apex FinTech Solutions Inc's other SEC registered broker-dealer(s) and also support the CODA ATS will have access to CODA Markets Confidential Trading Information, are defined in Part II, Item 7(d).

Apex FinTech Solutions Inc technology personnel, who do not have access to CODA Markets Confidential Trading Information, will have access to separate technology, unrelated but co-located with the CODA ATS to support and maintain only the hardware unaffiliated with CODA systems.

The Apex FinTech Solution's Data Research unit, also known as ALISA has access to CODA Markets Confidential Trading Information to provides data analysis to both Apex FinTech Solutions Inc and CODA Markets products and clients.

Item 7:   Protection of Confidential Trading Information

a. Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including:

i.   written standards controlling employees of the ATS that trade for employees' accounts; and

ii. written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.

Protection of CODA Markets Confidential Trading Information:

CODA considers Subscribers' confidential trading information to be Participant activity and execution data from their interaction with and usage of the ATS and other CODA services discussed throughout this Form.

Confidential trading information is deemed to include:

1) Subscriber order and conditional liquidity detail (conditional liquidity refers to conditional interests and inbound IOIs collectively, both of which are discussed individually in detail in Part III, Item 7(a));

2) Subscriber execution detail;

3) Individual Subscriber order and execution statistics;

4) FIX messages sent to CODA from Subscribers;

5) FIX messages sent from CODA to Subscribers; and

6) LPRC queries.

Employees are authorized to access confidential trading information when it is necessary to support CODA Markets':

1) Operations;

2) Subscriber support;

3) Business and technological development and support;

4) Systemic testing; and

5) Regulatory reviews, testing, investigations, surveillances, and reporting.

As described in Part III, Item 16(b), FLARE is CODA's outbound router. In addition to public market data, FLARE uses certain Subscriber confidential trading information in order to route and execute individual FLARE-eligible orders at CODA and away markets, including extended hours order entry and execution, as described in Part III, Item 4(a).

Three types of Subscriber confidential trading information are used in connection with the FLARE order routing services:

1) In order to route FLARE-eligible orders, FLARE has access to and uses the order detail found in the FIX message sent to CODA. For example, FLARE uses

the price or effective price on an order to determine the order's marketability. FLARE can then use the order's marketability to determine the routing logic for that order.

2) Execution data specific to the order being executed can be used by FLARE when an order remains live and partially executed. For example, FLARE can reroute unexecuted shares resting at one venue to another venue based on partial execution data specific to that order. This includes execution data from both CODA and away markets.

3) As part of its smart order routing functionality, FLARE is equipped with a machine learning-based process to optimize order routing decisions based on aggregated information about historical routing and execution results involving orders with similar characteristics that have been previously routed. For example, if FLARE previously routed portions of a certain 2,000 share parent order ("parent_order_1"), 1,000 to Venue A in child_order_a and 1,000 to Venue B in child_order_b, and received a complete fill at Venue A and no fill at Venue B, in an effort to increase the likelihood of a fill and improve overall execution performance for future orders, when the FLARE smart order router receives future parent orders that have similar characteristics to parent_order_1 it will use the execution information from parent_order_1, including child_order_a and child_order_b, to determine where to route child orders for that parent. FLARE's smart order router does not have access to any information regarding live orders or conditional liquidity resting in CODA, nor does FLARE have access to unfilled or cancelled orders, or conditional liquidity that was previously live and resting in CODA.

Aside from using historical execution information for regular maintenance and smart order routing optimization, employees are not authorized to use Confidential Information for purposes of operating FLARE.

Personal Trading Accounts:

Employees' are required to obtain compliance approval prior to establishing brokerage accounts. Annually, each employee must attest in writing that they have disclosed to CODA Markets Compliance all their brokerage accounts and they understand and will abide by CODA Markets' personal trading policies. At least quarterly, for each disclosed account, the CODA Markets Compliance Department reviews the trading activity and money movements for insider trading, compliance with CODA Markets policies and anti-money laundering laws.

CODA Markets and Apex FinTech Solutions Inc prohibit all employees, including those with access to Subscriber confidential trading information, from trading based on non-public or other confidential information, which would include Subscriber confidential trading information. Upon hire and annually thereafter, each employee is required to read and attest to understanding and abiding to CODA Markets' Insider Trading and Personal Securities Transactions/Prevention of Misuse of Non-Public Information Policies and Procedures. Distribution and collection of the attestations are handled by CODA Markets Compliance Department.

It is the policy of CODA Markets and its parent company, Apex FinTech Solutions Inc., that employees shall not act as principal in any trading activity, or trade for their own account, in CODA.

CODA Markets maintains secured access to both physical and non-physical assets. Physical access to servers and related infrastructure is limited to key personnel both at the datacenters and at the main office with a combination of keypad and/or fingerprint scanners.   Physical access to desktop terminals is restricted to authorized individuals by physical key and/or electronic locks to gain access to the buildings. Additional keypad access is required to gain access to sensitive / restricted areas within the buildings. Non-physical access to servers / desktops is limited to authorized individuals maintaining active passwords in accordance with CODA Markets password policy. Failure to maintain an active password in accordance with CODA Markets password policy results in revoked access to non-physical assets.

CODA requires completion and approval of new hire and terminated employee and consultant checklist lists for control of access to Subscriber data, prior to commencement of work with the firm and following termination. Subscriber data includes any confidential trading information as defined above, as well as Subscriber onboarding paperwork, trading reports and other Participant identifying documentation.

Written, documented authorization to access confidential trading information is provided by a supervisory principal of CODA Markets. Annual review of each employees' and consultants' access to confidential trading information through systems and physical areas of CODA Markets is conducted. Recognized cybersecurity protocols are documented, enforced and reviewed during periodic cybersecurity meetings.

All business units are part of the parent company as defined in Part II, Item 6(a). All employees are part of the parent company, as defined in Part II, Item 6(a), including, but not limited to interim employees and employees that may be registered with one of Apex Fintech Solutions Inc's other SEC registered broker dealer(s), including Apex Clearing (CRD: 13071) and Apex Pro (CRD: 146122).

Business units and employees of the parent company who provide services to CODA ATS are prohibited from accessing and using CODA ATS Confidential Trading Information for any reason other than providing support and supervision to the CODA ATS

d. Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading information that is accessible by them, and the basis for the access.

The CODA Markets management team, comprised of the CEO, Head of CODA, and FinOp have oversight responsibilities which require access to both real time and post trade data CODA Markets Confidential Trading Information.

The CODA Markets Compliance unit, comprised of a Chief Compliance Officer, Compliance Officer, Compliance Analyst and Data Analyst have CODA Markets responsibilities that require access to real-time and post-trade data. Those responsibilities include, but are not limited to, the supervision of CODA Markets; compliance program, supervisory reviews and testing, trade surveillance, research, investigation and the preparation and analysis of trade data. In the event a member of the CODA Markets Compliance unit is unable to perform their responsibilities, a qualified designee from the parent company, Apex FinTech Solutions Inc, will be named and granted access to both real-time and post-trade data CODA Markets Confidential Trading Information. In certain instances, the qualified designee may be registered with one or more of Apex FinTech Solutions Inc's other SEC registered broker-dealer(s).

CODA Markets electronic correspondence is being supervised according to regulatory standards by a qualified team of the parent company, Apex FinTech Solutions Inc, who only have access to post-trade data to review and escalate items to CODA Markets Compliance Department. The qualified team may be registered with one of Apex Fintech Solutions Inc's other SEC registered broker dealer(s), including Apex Clearing (CRD: 13071) and Apex Pro (CRD: 146122).

The CODA Markets business development and institutional support roles, require CODA Markets real-time and post-trade data for responsibilities including trade support, customization, Participant education and oversight.

The CODA Markets Technology unit is comprised of a Head of Technology and a team of developers and network engineers are Apex FinTech Solutions Inc employees. Their responsibilities include oversight of the CODA and Apex FinTech Solutions Inc platforms, hardware and software support, data administration, reporting, network connectivity, data storage and system access. Access to CODA Markets real-time and post trade data allows the team to monitor their systems for, but not limited to performance, accurate order handling and capacity. Additional intraday support is provided by the technology team.

The CODA Markets Operations team, comprised of a Director of Trading and a team of Trading Operations analysts, is the first point of contact for intraday client and trade support. Access to CODA Markets real-time and post-trade data is essential to provide CODA Participants with fast and efficient support while resolving any issues. The Operations team monitors system performance throughout the day as well.

The Operations team of the parent company, Apex FinTech Solutions Inc, will have access to real-time trade data to provide support and monitor performance of extended hours order entry and execution, as described in Part III, Item 4(a). Members of the Apex FinTech Solutions Inc Operations team may be registered with one of Apex Fintech Solutions Inc's other SEC registered broker dealer(s), including Apex Clearing (CRD: 13071) and Apex Pro (CRD: 146122).

ALISA is responsible for building and using tools to analyze the value and efficiencies of CODA Markets' product offering. Additionally, the ALISA team assists in the development of products incorporated into CODA.   Access to real-time and post-trade data is required to thoroughly and accurately analyze CODA's data in a manner that maximizes the value it can provide to the CODA Markets product offering and its Participants.

The Accounting units of CODA Markets along with the parent company Apex FinTech Solutions Inc are responsible for invoicing, audits, accounts payable and financial reconciliation. As a result, the accounting unit has limited access to CODA Markets post-trade data, but not real-time data.

CODA Markets' counsel is the Chief Legal Officer of the parent company Apex FinTech Solutions Inc. This counsel and any other legal counsel for CODA Markets may need and have access to all forms of confidential trading information in order to perform their duties. All legal counsel are bound by professional obligations of confidentiality.

The BDO's FINOP is a principal of the parent company, AFS.

All business units are part of the parent company as defined in Part II, Item 6(a). All employees are part of the parent company, as defined in Part II, Item 6(a), including, but not limited to interim employees and employees that may be registered with one of Apex Fintech Solutions Inc's other SEC registered broker dealer(s). Business units and employees of the parent company who provide services to CODA ATS are prohibited from accessing and using CODA ATS Confidential Trading Information for any reason other than providing support and supervision to the CODA ATS.

Amazon Web Services ("AWS") is contracted by CODA Markets to maintain and preserve electronic records of post-trade confidential trading information in accordance with Rule

17-a4, and provides compute processing to ALISA.

S3 Matching Technologies LP ("S3") is contracted by CODA Markets to receive order and execution data to produce public and non-public reports through the S3 platform. Those reports include regulatory reports such as those required by Rules 605 and 606. S3's receipt and usage of CODA Markets' data is subject to a confidentiality agreement.

My Virtual Business Unit, LLC ("MYVBU") is contracted by CODA Markets to provide monthly services in accounting, data analysis and pre-market open system checks. MYVBU provides custom automated programming through a variety of different excel based tools as well as an internal reporting system. Reports generated by MYVBU support the accounting, billing and data analysis departments. MYVBU performs a daily review of reports and is instructed to escalate to CODA personnel when certain criteria do not fall within defined parameters. MYVBU performs a pre-market open checklist to ensure CODA systems are started properly and without issue. MYVBU is instructed to notify CODA Markets personnel if an issue is encountered. MYVBU's work with CODA Markets is subject to a confidentiality agreement.

Part III: Manner of Operations

Item 4: Hours of Operations

a. Provide the days and hours of operation of the NMS Stock ATS, including the times when orders or trading interest can be entered on the ATS, and any hours of operation outside of regular trading hours.

CODA executes trades in the capacity of a NMS Stock ATS between the hours of 9:30:00 A.M. ET and 4:00:00 P.M. ET. The CODA BLOCK auction type does not allow initiation of a new auction after 3:59:00 P.M. ET.

CODA accepts orders and conditional liquidity as early as 4:00:00 A.M. ET, and executes at away trading centers via its router FLARE. ~~orders and conditional liquidity as early as 6:00:00 A.M. ET.~~ At a Subscribers' discretion, orders received prior to 9:30:00 A.M. ET may be accepted and held by CODA until 9:30:00 A.M. ET. At that time, the orders become eligible for execution. ~~Alternatively, Subscribers wishing to execute their orders between 6:00:00 A.M. ET and 9:30:00 A.M. ET may instruct CODA to route orders to away trading centers where orders are eligible for "pre-market" execution.~~

At 4:00:00 P.M. ET, CODA cancels all orders and conditional liquidity at CODA.

~~Subscribers utilizing CODA's outbound router, FLARE, and wishing to trade in the "post-market" may have unexecuted orders routed to away trading centers where orders are eligible for "post-market" execution.~~

Subscribers utilizing CODA's outbound router, FLARE, and wishing to trade in the "post-market" may have orders routed to away trading centers where orders are eligible for "post-market" execution. CODA accepts orders until 8:00:00 P.M. ET, and executes via its router FLARE. At 8:00:00 P.M. ET all open orders are cancelled. CODA accepts orders until 8:00:00 P.M. ET, and executes via its router FLARE. At 8:00:00 P.M. ET all open orders are cancelled.

~~At the Subscribers' discretion CODA accepts and routes orders eligible for "post-market execution" between 4:00:00 P.M. ET and 5:00:00 P.M. ET. At 5:00:00 P.M. ET all open orders are cancelled.~~

Are the hours of operations the same for all Subscribers and the Broker-Dealer Operator?

☐☐**X**Yes   ☐☐No

If no, identify and explain any differences

If no, identify and explain any differences.

Item 16: Routing

a.   Can orders and trading interest in the NMS Stock ATS be routed to a destination outside the NMS Stock ATS?

X☐☐Yes   ☐☐No

b.   If yes to Item 16(a), must affirmative instructions from a Subscriber be obtained before its orders or trading interest can be routed from the NMS Stock ATS?

X☐☐Yes   ☐☐No

If yes, describe the affirmative instruction and explain how the affirmative instruction is obtained. If no, explain when orders in the NMS Stock ATS can be routed from the ATS (e.g., at the discretion of the Broker-Dealer Operator).

CODA, the ATS, via its router, FLARE, allows Liquidity Seekers, at their discretion and as described in Part II, Item 7(a), to route orders to external trading centers, including exchanges, ATSs, Single Dealer Platforms, and brokers. Subscribers can choose not to have orders enter the ATS via FLARE prior to being routed to external trading centers for execution. As described in Part III, Item 4(a), FLARE orders are eligible for extended hours order entry and execution.

CODA MICRO and CODA FUSE orders are eligible to be routed via FLARE either as residual liquidity from an initiating order or as a non-marketable order. Subscribers may also instruct orders to be sent to other trading centers before (or instead of) initiating an auction at CODA. All outbound routing via FLARE is at the discretion and direction of the Liquidity Seeker Subscriber. When an order is being routed by FLARE, such order does not participate in the CODA auction process. An order routed by FLARE may be entered or re-entered into CODA and participate in CODA's auction process. The ATS and FLARE utilize the same FIX connections to receive messages from and send messages to Subscribers. As such, a Subscriber wishing to modify or cancel an order will send the same message regardless of whether the order is being handled by the ATS or FLARE.

All outbound routing via FLARE is at the discretion and direction of the Liquidity Seeker Subscriber. Participants work with CODA sales, operations and support teams to configure one or more strategies for routing out of the ATS. Subscribers acting in the capacity of a Liquidity Seeker use FIX tags to direct orders to the routable or non-routable strategies. Participants may also opt for a default routable configuration. Affirmative instruction is obtained during the configuration discussions mentioned above and on an order-by-order basis via FIX tags.

Liquidity Seeker orders directed to CODA BLOCK are not eligible for routing. Liquidity Provider orders are never eligible for routing.